

April 29, 2014

<u>Via E-Mail</u>
Oscar Gonzalez Rocha
Chief Executive Officer
Southern Copper Corporation
1440 East Missouri Avenue, Suite 160
Phoenix, AZ 85014

> **Re:** **Southern Copper Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-14066**

Dear Mr. Rocha:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>
<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76</u>
<u>Liquidity and Capital Resources, page 96</u>

1. Please disclose the following in future filings:
    - The amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term investments;
    - You would be required to accrue and pay taxes to repatriate these funds; and
    - You do not intend to repatriate them, if true.

    Provide us with a draft of your proposed disclosures.

Item 8. Financial Statements and Supplemental Data
Notes to the Consolidated Financial Statements
Note 7. Income Taxes, page 119

2. Since you are a U.S. entity, please tell us your basis for using statutory rates applicable to Mexico and Peru, rather than the U.S. statutory rate, for purposes of reconciling from the domestic federal statutory rate to your effective tax rate pursuant to ASC 740-10-50-12. Refer to Questions 2 and 5 of ASC 740-10-S99-1. To the extent you decide the U.S. statutory rate should be used instead, please provide us the revised reconciliation and accompanying disclosures you will include in future filings.

3. In future filings, please disclose as of each balance sheet date the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently reinvest and have not currently provided for in your U.S. income taxes. Please provide us your proposed disclosures. Refer to ASC 740-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant at (202) 551-3727 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding the comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining